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                             January 18, 2023

       Junling Liu
       Chief Executive Officer
       111, Inc.
       3-5/F, No. 295 ZuChongZhiRoad
       Pudong New Area
       Shanghai, 201203
       The People   s Republic of China

                                                        Re: 111, Inc.
                                                            Annual Report on
Form 20-F
                                                            Response Dated
September 27, 2022
                                                            File No. 001-38639

       Dear Junling Liu:

              We have reviewed your September 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 8, 2022 letter.

       Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021

       Introduction, page 1

   1. We note your response to comment 1. Please further revise your disclosure to discuss any
                                                        Hong Kong laws and
regulations that apply to you as well as the related risks and consequences. We also
note your disclosure on page 46 that a majority of your directors and executive officers
reside within China. Identify the officers and directors located in the PRC or Hong Kong
and revise to include a separate    Enforceability    section
                                                        disclosing the
difficulty of bringing actions and enforcing judgments against these individuals.
 Junling Liu
111, Inc.
January 18, 2023
Page 2
2. We note in response to comment 1 you propose to modify the definition of "China" or
         "PRC" to state that it excludes Hong Kong, Macau and Taiwan, but "only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report." As currently drafted, the scope of the carve-out is unclear. To the extent that you wish to continue to exclude Hong Kong from this definition, please clarify that it is excluded only when the annual report refers to specific laws and regulations adopted by the PRC.
Item 3, Key Information, page 3

3. We note your response to comment 2 and your statement that the risks relating to the VIE structure, including the risk that the Chinese regulatory authorities could disallow such structure, no longer apply to the Company. However, we believe that such risk continues to exist as Chinese regulatory authorities could disallow your current structure by changing the rules relating to foreign investment in China-based issuers. Please revise to specifically say that Chinese regulatory authorities could disallow your current structure. Additionally, provide a cross-reference to your detailed discussion of the risks facing the company if China were to change the rules and regulations regarding foreign ownership in the industry in which the company operates.
4. We note your response to comment 6. Please further revise the disclosure to discuss whether there are limitations on your ability to transfer cash between you, your PRC or
         Hong Kong subsidiaries, the consolidated VIEs, or investors. In this regard, we note that your discussion of the limitations on cash transfers appears to discuss solely those in the
         PRC. Revise to also discuss limitations applicable to Hong Kong, given your Hong Kong subsidiary. Please make consistent revisions throughout the document.
5. We note your response to comment 8. Please revise to identify the various investors of the
         14% interest in 1 Pharmacy Technology.
6. We note your proposed revisions in response to comment 9. Please further revise to include the title of each individual risk factor in the cross-reference, as opposed to listing only the page number.
7. We note your proposed disclosure in response to comment 11. Please further revise to name the PRC legal counsel you relied upon to determine that you are not required to obtain any prior approval or permission from the CSRC or CAC for your historical offshore offerings to foreign investors.
D. Risk Factors,
FirstName        page 7
           LastNameJunling     Liu
Comapany
8.          Name111,
       In your         Inc. revise your risk factors to add disclosure
associated with the
               future filings,
Januarytermination of the
         18, 2023 Page  2 VIE structure in February 2022.
FirstName LastName
 Junling Liu
FirstName
111, Inc. LastNameJunling Liu
Comapany
January 18,Name111,
            2023     Inc.
January
Page  3 18, 2023 Page 3
FirstName LastName
The approval, filing or other requirements of the China Securities Regulatory Commission..., page 29

9. We note your response to comment 14 and that you are uncertain and cannot predict the impact of the oversight by the Cyberspace Administration of China over data security on your business and any future offering. Please revise to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
       You may contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Kevin Zhang, Esq.